UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.	English translation of a letter dated May 6, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, May 6, 2020 Comisión Nacional de Valores

RE.: Call for an Ordinary General Shareholders’ Meeting to be held on June 04, 2020

Dear Sirs,

I am writing you as Attorney-in-Fact of Telecom Argentina S.A. to inform you that the Board of Directors of Telecom Argentina, at a meeting held today:

1) Accepted the resignations of Mr. Sebastián Sánchez Sarmiento and Ms. Delfina Lynch to their positions as Director and Alternate Director of Telecom Argentina, respectively, submitted on April 29, 2020.

2) Resolved to summon its shareholders to an Ordinary General Shareholders’ Meeting (the “Shareholders’ Meeting”) to be held on June 4, 2020 at 11.00 a.m., on the first call, and at 12.00 p.m. on the second call, in order to consider the appointment of a Director and an Alternate Director to serve as from the Shareholders´ Meeting and until the end of the Fiscal Year 2020 and consider the performance of the resigning Director and Alternate Director.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 6, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations